

Mail Stop 4720

July 2, 2009

Charles M. Sprock
Chairman of the Board,
President and Chief Executive Officer
Rome Bancorp, Inc.
100 W. Dominick Street
Rome, NY 13440-5810

> **Re:** **Rome Bancorp, Inc.**
> **Form 10-K**
> **Filed March 6, 2009**
> **File No. 000-27481**

Dear Mr. Sprock:

We have reviewed your response dated June 24, 2009 and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Compensation Philosophy, page 14 of Definitive Proxy Statement on Schedule 14A

1.   We note your response to comment 2 in our letter dated June 11, 2009. Please reconcile your response, indicating that you do not benchmark any elements of compensation with your peers, with the disclosure in the proxy statement that "[t]he Compensation Committee uses its own criteria coupled with current and historical peer comparisons to establish base salary and other compensation for the Chief Executive and other officers. During 2008, the Compensation Committee reviewed compensation data for chief executives and other officers, as publicly reported by peer institutions." Refer to Regulation S-K Compliance & Disclosure Interpretation 118.05.

Annual Incentive Bonus, page 16 of Definitive Proxy Statement on Schedule 14A

2.   We note your response to comment 3 in our letter dated June 11, 2009. Please provide to the staff the performance targets applicable to Mr. Nolan for 2008. Although Mr. Nolan was not eligible for any target award, we note that it appears he was a participant in the annual incentive plan in 2008.

                        *   *   *   *   *

         Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

         Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3418 with any questions.

                                                  Sincerely,

                                                  William C-L Friar
                                                  Senior Financial Analyst

cc: By fax (202) 408-6399
         Matthew Dyckman
         Sonnenschein Nath & Rosenthal LLP